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                                                               Exhibit (a)(7)
[PARK-OHIO LOGO]

FOR IMMEDIATE RELEASE                                           DRAFT

CONTACTS:
   EDWARD F. CRAWFORD                    DOUG EWING
   CHAIRMAN & CHIEF EXECUTIVE OFFICER    SWENSON/FALKER ASSOCIATES INC.
   PARK-OHIO INDUSTRIES, INC.            (FOR ARDEN INDUSTRIAL PRODUCTS, INC.)
   (216) 692-7200                        (612)-371-0000

  PARK-OHIO INDUSTRIES COMMENCES TENDER OFFER FOR ARDEN INDUSTRIAL PRODUCTS


        CLEVELAND, OH and ST. PAUL, MN (June 26, 1997) -- Park-Ohio Industries, Inc. (NASDAQ:PKOH) and Arden Industrial Products, Inc. (NASDAQ:AFAS) announced that PO Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Park-Ohio, today commenced its cash tender offer for all the outstanding shares of common stock of Arden, pursuant to the previously announced Agreement and Plan of Merger.

        Under the tender offer, shareholders who tender their shares will be entitled to receive $6.00 in cash per share. The offer and withdrawal rights will expire at 5 p.m. New York City time on Friday, July 25, 1997, unless extended. Following completion of the tender offer, the Purchaser will be merged into Arden and all remaining common shares of Arden, other than shares owned by Purchaser and its affiliates, and shares owned by dissenting shareholders, will be converted into the right to receive $6.00 per share in cash.

        The offer is conditioned upon, among other things, there being validly tendered and not withdrawn at the expiration of the offer a majority of the then outstanding shares of Arden on a fully-diluted basis.

        Value Investing Partners, Inc. is the dealer manager for the offer. Corporate Investor Communications, Inc. is the information agent for the offer. National City Bank is the depositary for the offer.

        Arden is a leading national distributor of specialty and standard fasteners to the industrial market. The company combines the most extensive product line in the fastener industry with specialized value-added services, such as inventory management (JIT) programs, to minimize fastener-related costs for its customers.

        Park-Ohio, headquartered in Cleveland, Ohio, is a diversified manufacturing and logistics company.


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